SHEARMAN & STERLING

FAX: (44 20) 7655-5500

BROADGATE WEST
9 APPOLD STREET
LONDON EC2A 2AP, ENGLAND
(44-20) 7655-5000

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WRITER'S DIRECT NUMBER:

+44-(0)20-7655-5558

June 26, 2002

VIA EDGAR
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Novartis AG
Current Report on Form 6-K (Commission File No. 1-15024)

Ladies and Gentlemen:

On behalf of Novartis AG, please find enclosed a copy of a Report on Form 6-K dated June 26, 2002 submitted electronically through EDGAR, under the Securities Exchange Act of 1934, as amended.

If the Staff wishes to discuss this matter at any time, please telephone (collect) any of James M. Bartos, Louis Lehot or the undersigned in our London office at (44-207) 655-5000.

Very truly yours,

Eurydice Goulet
Legal Assistant

Enclosure

cc: New York Stock Exchange (Listed Securities Library)
George Miller (Novartis AG)
James M. Bartos (Shearman & Sterling)
Louis Lehot (Shearman & Sterling)

LNDOCS01/272656.1

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 or 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated June 26, 2002

Novartis AG
(Name of Registrant)

Lichtstrasse 35
4056 Basel
Switzerland

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of
Form 20-F or Form 40-F.

Form 20-F X   Form 40-F _

Indicate by check mark whether the registrant by furnishing the information contained in this form
is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.

Yes __   No X

Enclosures:

1. Invitation for Telephone Conference, First Half 2002 Sales & Results; and

2. Pre-Results Announcement, Quarterly Breakdown 2001.



Investor Relations

Novartis International AG
CH-4002 Basel
Switzerland
Karen J Huebscher, PH.D.
Tel +41 61 324 8433
Nafida Bendali
Tel +41 61 324 3514
Sabine Moravi, MBA
Tel + 41 61 324 8989
Fax + 41 61 324 8844
Silke Zentner
Tel + 41 61 324 8612
Francisco Bouzas
Tel + 41 61 324 2462
Fax + 41 61 324 8844
Internet Address:
http://www.novartis.com

- INVITATION FOR TELEPHONE CONFERENCE -

First Half 2002 Sales & Results

Dear Investor

We are pleased to invite you to our First Half Sales & Results 2002 conference call. Please below the following dial-in numbers:

Date: Monday, July 22, 2002

Time: Advisable: dial-in 10 minutes before
                    06.00 p.m.   Switzerland
                    05.00 p.m.   UK
                    12.00 p.m.   New York

Phone numbers: +41 91 610 4111 or Free-phone +800 2467 8700 Europe and ROW
                    +1 800 860 2442 US

You may access the conference call as a live audio webcast on the Internet:
http://www.novartis.com/investors (under Upcoming Event). This information will be available for tests and for the submission of questions in advance from July 15, 2002 on.

Additional information will be available on Monday, July 22, on the Internet
http://www.novartis.com/investors/sales_results_releases.shtml

Playback for 48 hours

Date: Monday, July 22, 2002

Time: 07.00 p.m.   Switzerland
                    06.00 p.m.   UK
                    01.00 p.m.   New York

Phone numbers: +41 91 612 43 30   Europe and ROW
                    +1 877 344 7529   US

Code: 335 (followed by the # sign)



NOVARTIS

Pre-Results Announcement

Quarterly Breakdown 2001

Investor Relations, June 2002

Comments

On the following slides you will find for 2001

- Sector sales and operating income figures updated for the split of Consumer Health into OTC, Medical Nutrition and Infant & Baby

- Sector sales figures showing a regional breakdown into US and RoW

- Breakdown of quarterly operating margins

Quarterly Breakdown of Sales by Sector 2001

	First Quarter US CHF m	First Quarter RoW CHF m	Q1 Total CHF m	Second Quarter US CHF m	Second Quarter RoW CHF m	Half-Year Total CHF m
Group	2 876	4 348	7 224	3 341	4 702	15 267
Pharmaceuticals	1 793	2 745	4 538	2 174	2 977	[illegible]
Generics	156	372	[illegible]	176	417	[illegible]
OTC	175	426	601	181	432	1 214
Animal Health	75	165	240	74	176	490
Medical Nutrition & HFF	97	276	373	111	293	777
Infant & Baby	401	120	521	427	147	1 095
CIBA Vision	179	244	423	198	260	881

NOVARTIS

Quarterly Breakdown of Sales by Sector 2001

	Third Quarter US CHF m	Third Quarter RoW CHF m	Q3 Total CHF m	Fourth Quarter US CHF m	Fourth Quarter RoW CHF m	Full Year Total CHF m
Group	3 665	4 452	8 117	3 604	4 655	31 643
Pharmaceuticals	2 395	2 812	5 207	2 275	3 010	20 181
Generics	228	408	636	229	447	2 453
OTC	230	422	652	246	426	2 538
Animal Health	78	147	225	103	144	962
Medical Nutrition & HFF	109	256	365	129	244	1 515
Infant & Baby	412	135	547	453	132	2 227
CIBA Vision	214	271	485	169	252	1 787

NOVARTIS

Sales Adjustments[1] For 2001

	Q1 CHF m	Q2 CHF m	Half Year	Q3 CHF m	Q4 CHF m	Full Year CHF m
Group	- 96	-101	[illegible]	-103	-95	[illegible]
OTC	-30	-29	[illegible]	-29	-41	[illegible]
Infant & Baby	-55	-55	-110	-66	-40	[illegible]
Medical Nutrition & HFF	-11	-17	[illegible]	-8	-14	-50

[1] adjustments for changes in accounting policy on sales incentives and discounts to retailers

NOVARTIS

Quarterly Breakdown of Operating Income by Sector 2001

	Q1 CHF m	Q2 CHF m	Half-Year CHF m	Q3 CHF m	Q4 CHF m	Full Year CHF m
Group	1 545	1 935	3 480	1 873	1 924	7 277
Pharmaceuticals	1 244	1 451	2 695	1 436	1 546	5 677
Generics	65	76	141	68	72	281
OTC	58	92	150	128	174	452
Animal Health	44	22	66	30	42	138
Medical Nutrition & HFF	18	24	42	17	21	80
Infant & Baby	90	103	193	94	101	388
CIBA Vision	6	81	87	69	18	174
Corporate income, net	20	86	106	31	-50	87

Quarterly Breakdown of Operating Margins by Sector 2001

	Q1 in %	Q2 in %	Half Year in %	Q3 in %	Q4 in %	Full Year in %
Group	21.4	24.1	22.8	23.1	23.3	23.0
Pharmaceuticals	27.4	28.2	27.8	27.6	29.3	28.1
Generics	12.3	12.8	12.6	10.7	10.7	11.5
OTC	9.7	15.0	12.4	19.6	25.9	17.8
Animal Health	18.3	8.8	13.5	13.3	17.0	14.3
Medical Nutrition & HFF	4.8	5.9	5.4	4.7	5.6	5.3
Infant & Baby	17.3	17.9	17.6	17.2	17.3	17.4
CIBA Vision	1.4	17.7	9.9	14.2	4.3	9.7

NOVARTIS

2001 Quarterly Consolidated Income Statement

	Q1 CHF millions	Q2 CHF millions	1H2001 CHF millions	Q3 CHF millions	Q4 CHF millions	FY2001 CHF millions
Total sales	7 224	8 043	15 267	8 117	8 259	31 643
Cost of goods sold	-1 874	-1 930	-3 804	-2 000	-2 082	-7 886
Gross profit	5 350	6 113	11 463	6 117	6 177	23 757
Marketing&Distribution	-2 499	-2 766	-5 265	-2 689	-2 749	-10 703
Research&Development	-929	-1 081	-2 010	-1 057	-1 122	-4 189
General&Administration	-377	-331	-708	-498	-382	-1 588
Operating income	1 545	1 935	3 480	1 873	1 924	7 277
Income from associated companies	31	46	77	23	39	139
Financial income, net	217	735	952	197	-82	1 067
Income before taxes and minority interests	1 793	2 716	4 509	2 093	1 881	8 483
Taxes	-305	-463	-768	-399	-273	-1 440
Minority interests	-3	-9	-12	-11	4	-19
Net income	1 485	2 244	3 729	1 683	1 612	7 024

ɮ NOVARTIS

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Novartis AG

Date: June 26, 2002

By: /s/ MALCOLM B. CHEETHAM

Name: Malcolm B. Cheetham
Title: Head Group Financer
        Group Fin. Reporting and Accounting